SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Celator Pharmaceuticals Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

15089R 10 2

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

Exhibit Index Contained on Page 10

CUSIP NO. 15089R 10 2	13 G	Page 2 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). TL Ventures V Liquidating Trust (“TL V LT”).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
722,008 shares (of which 45,798 shares are issuable upon exercise of warrants), except that TL Ventures Inc., as the administrator, and TL Ventures L.P., as the investment manager, may be deemed to share voting power over the securities held by TL V LT. TL Ventures Manager LLC, as the general partner of TL Ventures L.P., may also be deemed to share voting power over the securities held by TL V LT.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
722,008 shares (of which 45,798 shares are issuable upon exercise of warrants), except that TL Ventures Inc., as the administrator, and TL Ventures L.P., as the investment manager, may be deemed to share dispositive power over the securities held by TL V LT. TL Ventures Manager LLC, as the general partner of TL Ventures L.P., may also be deemed to share voting power over the securities held by TL V LT.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	722,008 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	2.14%
12	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 15089R 10 2	13 G	Page 3 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). TL Ventures V Interfund Liquidating Trust “TL V INT LT”).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,482 shares (of which 791 share are issuable upon exercise of warrants), except that TL Ventures Inc., as the administrator, and TL Ventures L.P., as the investment manager, may be deemed to share voting power over the securities held by TL Ventures V INT LT. TL Ventures Manager LLC, as the general partner of TL Ventures L.P., may also be deemed to share voting power over the securities held by TL V INT LT.
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

12,482 shares (of which 791 share are issuable upon exercise of warrants), except that TL Ventures Inc., as the administrator, and TL Ventures L.P., as the investment manager, may be deemed to share dispositive power over the securities held by TL Ventures V INT LT. TL Ventures Manager LLC, as the general partner of TL Ventures L.P., may also be deemed to share voting power over the securities held by TL V INT LT.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,482 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.04%
12	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 15089R 10 2	13 G	Page 4 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). TL Ventures Inc., as Administrator (“TL INC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0
6	SHARED VOTING POWER
		734,490 shares, of which 722,008 shares (including 45,798 shares issuable upon exercise of warrants) are held directly by TL V LT, and 12,482 shares (including 791 shares issuable upon exercise of warrants) are held directly by TL V INT LT. TL INC, as administrator, and TL Ventures L.P., as the investment manager, may be deemed to share voting power over the securities held by TL V LT and TL Ventures V INT LT. TL Ventures Manager LLC, as the general partner of TL Ventures L.P., may also be deemed to share voting power over the securities held by TL V LT and TL INT LT.
	7	SOLE DISPOSITIVE POWER 0.
	8

SHARED DISPOSITIVE POWER

734,490 shares, of which 722,008 shares (including 45,798 shares issuable upon exercise of warrants) are held directly by TL V LT, and 12,482 shares (including 791 shares issuable upon exercise of warrants) are held directly by TL V INT LT. TL INC, as administrator, and TL Ventures L.P., as the investment manager, may be deemed to share dispositive power over the securities held by TL V LT and TL Ventures V INT LT. TL Ventures Manager LLC, as the general partner of TL Ventures L.P., may also be deemed to share dispositive power over the securities held by TL V LT and TL INT LT.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	734,490 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	2.18%
12	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 15089R 10 2	13 G	Page 5 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). TL Ventures L.P., as Investment Manager (“TL LP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0.
	6

SHARED VOTING POWER

734,490 shares, of which 722,008 shares (including 45,798 shares issuable upon exercise of warrants) are held directly by TL V LT, and 12,482 shares (including 791 shares issuable upon exercise of warrants) are held directly by TL V INT LT. TL INC, as administrator, and TL Ventures L.P., as the investment manager, may be deemed to share voting power over the securities held by TL V LT and TL Ventures V INT LT. TL Ventures Manager LLC, as the general partner of TL Ventures L.P., may also be deemed to share voting power over the securities held by TL V LT and TL INT LT.

	7	SOLE DISPOSITIVE POWER 0.
	8

SHARED DISPOSITIVE POWER

734,490 shares, of which 722,008 shares (including 45,798 shares issuable upon exercise of warrants) are held directly by TL V LT, and 12,482 shares (including 791 shares issuable upon exercise of warrants) are held directly by TL V INT LT. TL INC, as administrator, and TL Ventures L.P., as the investment manager, may be deemed to share dispositive power over the securities held by TL V LT and TL Ventures V INT LT. TL Ventures Manager LLC, as the general partner of TL Ventures L.P., may also be deemed to share dispositive power over the securities held by TL V LT and TL INT LT.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	734,490 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	2.18%
12	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 15089R 10 2	13 G	Page 6 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). TL Ventures Manager LLC (“TL Manager”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

734,490 shares, of which 722,008 shares (including 45,798 shares issuable upon exercise of warrants) are held directly by TL V LT, and 12,482 shares (including 791 shares issuable upon exercise of warrants) are held directly by TL V INT LT. TL INC, as administrator, and TL Ventures L.P., as the investment manager, may be deemed to share voting power over the securities held by TL V LT and TL Ventures V INT LT. TL Ventures Manager LLC, as the general partner of TL Ventures L.P., may also be deemed to share voting power over the securities held by TL V LT and TL INT LT.

	7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER
		734,490 shares, of which 722,008 shares (including 45,798 shares issuable upon exercise of warrants) are held directly by TL V LT, and 12,482 shares (including 791 shares issuable upon exercise of warrants) are held directly by TL V INT LT. TL INC, as administrator, and TL Ventures L.P., as the investment manager, may be deemed to share dispositive power over the securities held by TL V LT and TL Ventures V INT LT. TL Ventures Manager LLC, as the general partner of TL Ventures L.P., may also be deemed to share dispositive power over the securities held by TL V LT and TL INT LT.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	734,490 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	2.18%
12	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 15089R 10 2	13 G	Page 7 of 11

ITEM 1(A).	NAME OF ISSUER

Celator Pharmaceuticals, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

200 Princeton South Corporate Drive, Suite 180

Ewing, NJ 08542

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by TL Ventures V Liquidating Trust (“TL V LT”), TL Ventures Interfund V Liquidating Trust (“TL V INT LT”), TL Ventures Inc. (“TL INC”), TL Ventures L.P. (“TL LP”), TL Ventures Manager LLC (“TL Manager”). The foregoing entities are collectively referred to as the “Reporting Persons.”

TL INC, as administrator, and TL LP, as investment manager, and TL Manager as the general partner of TL LP, may be deemed to share voting and dispositive power over the shares of the issuer directly owned by TL V LT and TL V INT LT.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

435 DEVON PARK DRIVE, 700 BUILDING

WAYNE PA 19087

ITEM 2(C)	CITIZENSHIP

TL V LT and TL V INT LT are Delaware statutory trusts, TL Inc. is a Delaware corporation, TL LP is a Delaware limited partnership and TL Manager is a Delaware limited liability company.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock

CUSIP # 15089R 10 2

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

CUSIP NO. 15089R 10 2	13 G	Page 8 of 11

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:    ☒

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 15089R 10 2	13 G	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2015

TL Ventures Inc.

By:	/s/ Janet L. Stott	,
Chief Financial Officer

TL Ventures V Liquidating Trust
By: TL Ventures Inc., its Administrator

By:	/s/ Janet L. Stott	,
Chief Financial Officer

TL Ventures V Interfund Liquidating Trust
By: TL Ventures Inc., its Administrator

By:	/s/ Janet L. Stott	,
Chief Financial Officer

TL Ventures L.P.
By TL Ventures Manager LLC, its
General Partner

By:	/s/ Janet L. Stott	,
Chief Financial Officer

TL Ventures Manager LLC

By:	/s/ Janet L. Stott	,
Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 15089R 10 2	13 G	Page 10 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

CUSIP NO. 15089R 10 2	13 G	Page 11 of 11

exhibit A

Agreement of Joint Filing

An Agreement of Joint Filing is attached as Exhibit A to the original Schedule 13G filed by the reporting persons.